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UN
SECURITIES ANI
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWS Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Pennsylvania Ave # 600
(No. and Street)

Washington DC 20004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruno Fernandes 703-627-5041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES EGO, CPA
(Name – *if individual, state last, first, middle name*)

2500 Dunrobin DR Mitchellville MD 20721
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert SHAPIRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWS FINANCIAL, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: RTS

Signature

COO

Title

District of Columbia: SS

Subscribed and Sworn to before me

this 24th day of February 2009

Notary Public, D.C.

My commission expires

Notary Public

Matnita A. Green
Notary Public, District of Columbia
My Commission Expires 3/31/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
TWS FINANCIAL, LLC

FISCAL YEAR ENDED
DECEMBER 31, 2008

CHARLES EGO
Certified Public Accountant

2500 Dunrobin Drive
Mitchellville, MD 20721
Phone: (301) 529-6559
Fax: (202) 726-4051

AUDIT REPORT
OF
TWS FINANCIAL, LLC

FISCAL YEAR ENDED
DECEMBER 31, 2008

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

CHARLES EGO
CERTIFIED PUBLIC ACCOUNTANT

TWS FINANCIAL, LLC
DECEMBER 31, 2008

Table of Contents

CHARLES EGO

Certified
Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
TWS Financial, LLC
Washington, DC

We have audited the accompanying balance sheet of TWS Financial, LLC (TWS) as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of TWS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of TWS's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of TWS as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A, B, and C listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the TWS's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Charles So, CPA

Mitchellville, MD
February 25, 2009

TWS FINANCIAL, LLC
Balance Sheet
December 31, 2008
(With Comparative Totals for Fiscal Year 2007)

	2008	2007
Assets:		
Cash (Note 3)	$ 27,094	$ 92,105
Commission Receivable	-	55,757
Clearing Deposit (Note 4)	59,582	26,914
Rental Deposit	1,000	1,000
Furniture & Equipment, net (Note 5)	10,370	11,666
Total Assets	$ 98,046	$ 187,442
Liabilities & Owners' Equity:		
Liabilities:		
Accounts Payable	$ 14,389	$ 20,510
Payroll liabilities	40,946	56,065
Other - unearned commisssion	1,642	-
Total Liabilities	56,977	76,575
Owners' Equity:		
Owners' Capital	537,199	162,199
Retained Earnings	(496,130)	(51,332)
Total Owners' Equity	41,069	110,867
Total Liabilities & Owners' Equity	$ 98,046	$ 187,442

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC
Income Statement
For the Year Ended December 31, 2008
(With Comparative Totals for Fiscal Year 2007)

	2008	2007
REVENUES:		
Commissions revenue	$ 1,761,053	$ 1,251,093
ECN fee income	19,184	22,260
Other income	85,573	56,760
Total Revenues	1,865,810	1,330,113
EXPENSES:		
Advertising	66,868	43,277
Clearing charges	329,842	163,270
Broker Dealer registration	20,082	2,275
Payroll expense	1,025,866	560,469
Professional fees	373,732	281,379
Insurance	124,652	17,236
Rent	154,398	121,786
Equipment rental & repairs	15,744	9,419
Licenses & permits	114	1,542
Office supplies	5,138	2,595
Printing & Production	-	2,199
Postage & delivery	151	757
Telephone	16,454	18,008
Bank service charges	5,435	1,334
Travel & Entertainment	148,347	85,787
Utilities	19,403	11,929
Dues & Subscriptions	-	144
Depreciation expense	1,296	1,296
Miscellaneous expense	3,086	8,864
Total Expenses	2,310,608	1,333,566
Income before provision of taxes	(444,798)	(3,453)
Provision of taxes	-	-
Net Income/(Loss)	$ (444,798)	$ (3,453)

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

(With Comparative Totals for Fiscal Year 2007)

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ (444,798)	$ (3,453)
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	1,296	1,296
(Increase)/decrease in commission receivable	55,757	(1,392)
(Increase)/decrease in clearing deposits	(32,668)	(1,061)
(Increase)/decrease in rental deposit	-	-
Increase/(decrease) payroll liabilities	(15,119)	53065
Increase/(decrease) in accounts payable	(6,121)	14,291
Increase/(decrease) in other- unearned commission	1,642	-
Net Cash Provided by (Used in) Operating Activities	(440,011)	62,746
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets	-	(12,962)
Net Cash Used in Investing Activities	-	(12,962)
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from owners' capital	375,000	-
Net Cash Provided by Financing Activities	375,000	-
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	(65,011)	49,784
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	92,105	42,321
CASH AND CASH EQUIVALENT, END OF YEAR	$ 27,094	$ 92,105

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

1. Organization

TWS Financial, LLC (TWS) formerly ECN Trading, LLC was incorporated in the state of Delaware in July 2002 to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker. It does business as Trade Wall Street. TWS also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. TWS operates brokerage services through one clearing organization: Pension Financial Services, Inc. TWS's clients send money directly to the clearing organizations for deposit into TWS accounts. TWS collects commission fees for its services to its clients. TWS is currently registered to do business in several states, but aims to register in most states of the United States.

2. Summary of Significant Accounting Policies

a. Basis of Accounting

TWS has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed.

b. Cash and Cash Equivalents

For financial statement purposes, TWS considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

TWS capitalizes all expenditures greater than $500 for furniture and equipment. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Cash Equivalents

TWS receives all of its revenue from fees charged for its brokerage services. During the year, TWS maintained two checking accounts at Bank of America and United Bank. The total cash balances at December 31, 2008 and 2007 were as follows:

	2008	2007
Savings –Bank of America	$ 256	$ 25
Checking - Bank of America	26,838	92,080
Total	$ 27,094	$ 92,105

4. Clearing Deposit

TWS held a clearing deposit with Pension Financial Services, Inc. as requirement for TWS to do business with the clearing organization. At December 31, 2008 and 2007, the balance in this reserve account amounted to $59,582 and $26,914, respectively.

5. Fixed Assets – Computer Equipment

At December 31, 2008 and 2007, the balances of the furniture and equipment and the related accumulated depreciation were as follows:

	2008	2007
Furniture & equipment	$ 12,962	$ 12,962
Less: Accumulated depreciation	(2,592)	(1,296)
Net	$ 10,370	$ 11,666

TWS FINANCIAL, LLC

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

Schedule A

1. Changes in Stockholders' Equity:

Balance, Beginning of period	$ 110,867
Net income/ (loss)	(444,798)
Additions (includes non-conforming capital of $0)	395,000
Deductions (includes non-conforming capital of $0)	(20,000)
Balance, end of period	$ 41,069

The accompanying notes are an integral part of these financial statements

TWS FINANCIAL, LLC
Computation of Net Capital Under 15c3-1 of the SEC and 1.17 of the CFTC
December 31, 2008

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 27,094	$ -	$ -	$ -	$ -
Commission Receivable	-	-			
Clearing deposit	59,582				
Rental Deposit		1,000			
Furniture & equipment		10,370			
Accounts payable				(14,389)	
Payroll liabilities				(40,946)	
Other- unearned commission				(1,642)	
Owners' equity					537,199
Retained earnings					(51,332)
Net income					(444,798)
Totals	$ 86,676	$ 11,370	$ -	$ (56,977)	$ 41,069

2. NET CAPITAL COMPUTATION:

Total Assets	$ 98,046
Less: Total Liabilities	(56,977)
Net Worth	41,069
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	41,069
Less: Non-Allowable Assets	(11,370)
Tentative Net Worth	29,699
Haircuts	-
Undue Concentration haircuts	-
Net Capital	29,699
Less: Minimum Required Net Capital per SEC rule 15c3-1 and 1.17 of the CFTC	(45,000) *
Excess Net Capital	$ (15,301)

Note: * The minimum required net capital at FINRA is $5,000.

3. Reconciliation of Differences:

No material differences exist between the computation of net capital above and the TWS Financial, LLC's unaudited most recent Part II or Part IIA filings.

TWS FINANCIAL, LLC
Other Supplementary Data under the SEC and the CFTC
For the Year Ended December 31, 2008

Schedule C

4. A Compuation for Determination of the Reserve Requirements

TWS Financial, LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. A reconciliation, including appropriate explanations of the audited computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.

TWS Financial, LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. Information Relating to the Possession or Control Requirements

TWS Financial, LLC is a fully disclosed Broker Dealer and is exempt from this requirement.

7. A Statement of Changes in Liabilities Subordinated to Claims of General Creditors

There were no general creditors as of December 31, 2008

8. A report describing any material inadequacies found to exist

There were no material inadequacies found by auditors to exist (see Report on page 11).

9. A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

No such differences exist because TWS Financial, LLC does not have subsidiaries that would require a consolidated financial condition for TWS Financial, LLC.

The accompanying notes are an integral part of these schedules

CHARLES EGO

Certified
Public Accountant

Report on Internal Control Required by
CFTC Regulation 1.16 and SEC Rule 17a-5

To the Board of Directors and Stockholders
TWS Financial, LLC

In planning and performing our audit of the financial statements of TWS Financial, LLC (TWS), for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TWS that we considered relevant to the following objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because TWS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by TWS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TWS that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

The management of TWS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which TWS has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of TWS's internal control would not necessarily disclose all matters in TWS's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving TWS's internal control and its operation, including controls for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFRC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that TWS's practices and procedures were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CFRC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Charles Ego, CPA

Mitchellville, Maryland
February 25, 2009